SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2004

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated January 8, 2003

Benetton Group SpA: Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: January 8, 2003

NOTE

Ponzano, 8th January 2004. With reference to indications published in an Italian financial daily newspaper, Benetton Group hereby reconfirms the 2003 revenue forecast of 1,845 million euro, already made public during the presentation of the "Guide Lines 2004-2007" in December 2003.

The decrease in revenues against 2002 (1,992 million euro) derives primarily from the disposal of the sports brands in early 2003.

The company, moreover, highlights the fact that it has not communicated data regarding the progress of clothing sales for the month of December which, however, are in line with those of the previous year.

For further information: +39-0422-519036

www.benetton.com/press